EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2008	2009	2010	2011	2012
EARNINGS
Income Before Income Taxes	$166,801	$201,263	$210,898	$252,618	$423,030
Fixed Charges (as below)	225,573	215,640	217,500	217,280	210,421
Total Earnings	$392,374	$416,903	$428,398	$469,898	$633,451

FIXED CHARGES
Interest Expense	$209,733	$202,426	$207,649	$204,623	$202,074
Credit for Allowance for Borrowed Funds Used During Construction	9,040	6,014	2,251	6,257	1,347
Estimated Interest Element in Lease Rentals	6,800	7,200	7,600	6,400	7,000
Total Fixed Charges	$225,573	$215,640	$217,500	$217,280	$210,421

Ratio of Earnings to Fixed Charges	1.73	1.93	1.96	2.16	3.01